EXHIBIT 11

Radian Group Inc.

Schedule of Net Income Per Share

(In thousands, except per-share amounts and market prices)	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003
Net income available to common stockholders	$122,171	$113,978	$362,684	$330,424

Average diluted stock options outstanding	4,999.0	5,334.8	5,511.7	5,500.3
Average exercise price per share	$26.48	$29.58	$30.90	$29.37
Average market price per share - diluted basis	$45.67	$44.81	$45.67	$39.46

Average common shares outstanding	92,384	93,558	93,416	93,431
Increase in shares due to exercise of options – diluted basis	1,003	1,328	1,040	1,083

Adjusted shares outstanding – diluted	93,387	94,886	94,456	94,514
Net income per share – basic	$1.32	$1.22	$3.88	$3.54

Net income per share – diluted	$1.31	$1.20	$3.84	$3.50